Exhibit 99.27

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

May 19, 2020

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	LARGO RESOURCES LTD.

We are pleased to confirm that copies of the following proxy-related materials were mailed on May 15, 2020 to the registered securityholders and the Non-Objecting Beneficial Owners (“NOBO”):

1       Proxy with Request for Financial Statements - Registered Securityholders

2       Voting Instruction Form with Request for Financial Statements - NOBOs

3       Notice of Meeting Combined with Information Circular

4       Lumi Virtual Meeting Guide

5       Proxy Return Envelope

Yours truly,

TSX Trust Company

“Lori Winchester”

Senior Relationship Manager

Lori.Winchester@tmx.com

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